UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Madrid, 1 March 2013

TO THE SPANISH SECURITIES & EXCHANGE COMMISSION

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the securities market legislation communicates the following:

RELEVANT FACT

Today, the insurance company BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS (“BBVA SEGUROS”), has entered into a 90% quota share reinsurance agreement with the reinsurance entity SCOR GLOBAL LIFE REINSURANCE IRELAND PLC (“SCOR GLOBAL LIFE”) for BBVA SEGUROS’ life insurance portfolio underwritten until 31 December 2012.

By virtue of this agreement, BBVA SEGUROS will receive a reinsurance commission of approximately 630 million Euros. This transaction creates a gross extraordinary result for the BBVA Group of approximately the same amount.

This agreement does not involve any impact for the clients of the BBVA Group or any change in the policies ceded in the reinsurance agreement. The agreement is limited to the above described portfolio and does not entail any undertaking in relation to new policies or commercial distribution which will continue to be carried out in the same manner that it has been carried out by the BBVA Group until today.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 4, 2013	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	Capital and Funding Management Director